UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

MRV Communications, Inc.

(Name of Subject Company (Issuer))

Golden Acquisition Corporation

(Name of Filing Person (Offeror))

a wholly owned subsidiary of

ADVA NA Holdings, Inc.

(Name of Filing Person (Parent of Offeror))

a wholly owned subsidiary of

ADVA Optical Networking SE

(Name of Filing Person (Parent of Parent of Offeror))

Common Stock, $0.0017 par value per share

(Title of Class of Securities)

553477407

(CUSIP Number of Class of Securities)

Ulrich Dopfer

Chief Financial Officer

ADVA NA Holdings, Inc.

5755 Peachtree Industrial Blvd.

Norcross, Georgia 30092

Telephone: (678) 728-8600

 (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Alexander B. Johnson, Esq.

Hogan Lovells US LLP

875 Third Avenue

New York, New York 10022

(212) 918-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$68,949,267	$7,992

*	Estimated solely for purposes of calculating the filing fee. The transaction valuation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.0017 per share, including any associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.01 per share (together, the “Shares”), of MRV Communications, Inc., a Delaware corporation (the “Company”), at a purchase price of $10.00 per Share, net to the seller in cash, without interest thereon and subject to any required tax withholding. The transaction valuation was calculated by adding the sum of (i) 6,812,380 Shares that were issued and outstanding as of July 14, 2017 (which includes 115,968 Shares subject to outstanding restricted stock awards), multiplied by the offer price of $10.00 per Share, (ii) 587,084 Shares of common stock of the Company potentially issuable upon exercise of outstanding exercisable stock options with an exercise price less than the offer price of $10.00 per Share, as of July 14, 2017, multiplied by $0.89, which is the offer price of $10.00 per Share minus the weighted average exercise price for such options of $9.11 per Share, and (iii) $302,962, the estimated value of the warrants outstanding under the Warrant Agreement, dated as of July 16, 2013 (as amended) between the Company and American Stock Transfer & Trust Company, LLC (as warrant agent), as determined in accordance with the Black-Scholes Option Pricing Model as of July 14, 2017. The foregoing figures have been provided by the issuer to the offeror and are as of July 14, 2017, the most recent practicable date.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,992	Filing Party: Golden Acquisition
Corporation, ADVA NA Holdings, Inc. and
ADVA Optical Networking SE

Form or Registration No.: Schedule TO	Date Filed: July 17, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

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This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on July 17, 2017 by Golden Acquisition Corporation, a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of ADVA NA Holdings, Inc., a Delaware corporation (“Parent”), a wholly-owned subsidiary of ADVA Optical Networking SE, a European public limited liability company incorporated in Germany and organized under the laws of Germany and the European Union and registered in the commercial register of the local court of Jena, Germany, under HRB 508155 (“Ultimate Parent”). The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value, $0.0017 per share, including any associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.01 per share (together, the “Shares”), of MRV Communications, Inc., a Delaware corporation (the “Company”), at a purchase price of $10.00 per Share (the “Offer Price”) net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2017 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth by this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Item 11. Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO (and Items 1 through 9 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase under the following captions and Sections) are hereby amended and supplemented as follows:

Adding new paragraphs at the end of “THE TENDER OFFER – Section 16 – Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase to read as follows:

“On July 25, 2017, a putative class action complaint (the “Chelvaratnam Complaint”) for an action captioned Chelvaratnam v. Ken Traub, et al., was filed in the Superior Court of the State of California for the County of Los Angeles by Ravindran Chelvaratnam, a purported owner of Shares, on behalf of himself and all other public stockholders of the Company, against the members of the Company Board in connection with the pending Offer and the Merger. The Chelvaratnam Complaint claims that, among other things, the members of the Company Board breached their fiduciary duties to the stockholders of the Company by approving the Merger Agreement and the transactions contemplated thereby on terms and conditions and through processes alleged to be materially unfair to the Company’s stockholders, and by issuing allegedly materially incomplete and misleading disclosures in connection therewith in the Company’s Schedule 14D-9. The Chelvaratnam Complaint seeks various remedies, including, among other things, (i) certification of the action as a class action; (ii) preliminarily and permanently enjoining the Merger from being consummated, (iii) to the extent already implemented, rescinding the Merger Agreement or any of the terms thereof, or granting the plaintiff and the public stockholders of the Company rescissory damages, (iv) directing the defendants to account to the plaintiff and the public stockholders of the Company for all damages allegedly suffered, (v) awarding the plaintiff fees and expenses (including reasonable attorneys’ and experts’ fees and expenses) incurred by the plaintiff in connection with the action and (vi) granting such other and further relief as the court may deem just and proper.

The outcome of this matter is uncertain. A preliminary injunction could delay or jeopardize the completion of the Offer or the Merger, and permanent injunctive relief could indefinitely enjoin completion of the Offer or the Merger.

The foregoing description is only summary and is qualified in its entirety by reference to the Chelvaratnam Complaint, a copy of which is filed as Exhibit (a)(5)(E) to the Schedule TO. For a complete understanding of the Chelvaratnam Complaint, you are encouraged to read the full text thereof.

On July 25, 2017, a putative securities class action complaint (the “Scarantino Complaint”) for an action captioned Scarantino v. MRV Communications, Inc., et al. was filed in the United States District Court for the Central District of California by Louis Scarantino, a purported owner of Shares, on behalf of himself and all other public

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stockholders of the Company, against the Company, the members of the Company Board, Ultimate Parent, Parent and Purchaser in connection with the pending Offer and the Merger. The Scarantino Complaint claims that, among other things, the Company, the members of the Company Board, Ultimate Parent, Parent and Purchaser violated Sections 14(e), 14(d) and 20(a) of the Exchange Act, as applicable, by allegedly misrepresenting and omitting material information on the Schedule 14D-9 (either directly, in the case of the Company and the Company Board, or indirectly, in the case of Ultimate Parent, Parent and Purchaser) in connection with the pending Offer, the Merger and the other transactions contemplated by the Merger Agreement. The Scarantino Complaint seeks various remedies, including, among other things, (i) enjoining the Merger from being consummated, (ii) in the event the Merger is consummated, rescinding it and setting it aside or awarding rescissory damages, (iii) awarding the plaintiff fees and expenses (including reasonable attorneys’ and experts’ fees and expenses) incurred by the plaintiff in connection with the action and (iv) granting such other and further relief as the court may deem just and proper.

The foregoing description is only a summary and is qualified in its entirety by reference to the Scarantino Complaint, a copy of which is filed as Exhibit (a)(5)(F) to the Schedule TO. For a complete understanding of the Scarantino Complaint, you are encouraged to read the full text thereof.

A preliminary injunction could delay or jeopardize the completion of the Offer or the Merger, and permanent injunctive relief could indefinitely enjoin completion of the Offer or the Merger. Ultimate Parent, Parent and Purchaser believe that the claims against them stated in the Scarantino Complaint have no merit; however, the outcome of this matter is uncertain.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(5)(E)	Complaint captioned Ravindran Chelvaratnam, individually and on behalf of all others similarly situated v. Ken Traub, et al., filed on July 25, 2017, in the Superior Court of California for the County of Los Angeles (incorporated by reference to Exhibit (a)(5)(F) to the Schedule 14D-9 Amendment No. 3 filed by MRV Communications, Inc. with the SEC on July 27, 2017).

(a)(5)(F)	Complaint captioned Louis Scarantino, On Behalf of Himself and All Others Similarly Situated v. MRV Communications, Inc., et al., filed on July 25, 2017, in the United States District Court for the Central District of California (incorporated by reference to Exhibit (a)(5)(G) to the Schedule 14D-9 Amendment No. 3 filed by MRV Communications, Inc. with the SEC on July 27, 2017).

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SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 27, 2017

Golden Acquisition Corporation

By:	/s/ Clark Avery
	Name:	Clark Avery
	Title:	Vice President and Secretary

ADVA NA Holdings, Inc.

By:	/s/ Ulrich Dopfer
	Name:	Ulrich Dopfer
	Title:	Chief Financial Officer

ADVA Optical Networking SE

By:	/s/ Ulrich Dopfer
	Name:	Ulrich Dopfer
	Title:	Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated July 17, 2017.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement dated July 17, 2017.*

(a)(5)(A)	Press Release dated July 2, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by ADVA NA Holdings, Inc. on July 3, 2017).

(a)(5)(B)	Ad Hoc Notification dated July 2, 2017 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by ADVA Holdings NA, Inc. on July 3, 2017).

(a)(5)(C)	Complaint captioned Alan Kachelmyer, individually and on behalf of all others similarly situated v. MRV Communications, Inc., et al., filed on July 21, 2017, in the Superior Court of California, County of Los Angeles (incorporated by reference to Exhibit (a)(5)(D) to the Schedule 14D-9 Amendment No. 1 filed by MRV Communications, Inc. with the SEC on July 24, 2017).

(a)(5)(D)	Complaint captioned Peter Allia, On Behalf of Himself and All Others Similarly Situated v. MRV Communications, Inc., et al., filed on July 24, 2017, in the United States District Court for the Central District of California (incorporated by reference to Exhibit (a)(5)(E) to the Schedule 14D-9 Amendment No. 2 filed by MRV Communications, Inc. with the SEC on July 25, 2017).

(a)(5)(E)	Complaint captioned Ravindran Chelvaratnam, individually and on behalf of all others similarly situated v. Ken Traub, et al., filed on July 25, 2017, in the Superior Court of California for the County of Los Angeles (incorporated by reference to Exhibit (a)(5)(F) to the Schedule 14D-9 Amendment No. 3 filed by MRV Communications, Inc. with the SEC on July 27, 2017).

(a)(5)(F)	Complaint captioned Louis Scarantino, On Behalf of Himself and All Others Similarly Situated v. MRV Communications, Inc., et al., filed on July 25, 2017, in the United States District Court for the Central District of California (incorporated by reference to Exhibit (a)(5)(G) to the Schedule 14D-9 Amendment No. 3 filed by MRV Communications, Inc. with the SEC on July 27, 2017).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of July 2, 2017, by and among MRV Communications, Inc., ADVA NA Holdings, Inc. and Golden Acquisition Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by MRV Communications, Inc. with the SEC on July 3, 2017).

(d)(2)	Form of Tender and Support Agreements dated as of July 2, 2017 with Raging Capital Management, LLC, Kenneth H. Traub, Robert M. Pons, Mark J. Bonney, Brian Bellinger, Jeannie H. Diefenderfer, Jeffrey Tuder, Stephen G. Krulik, and Adam L.A. Scheer (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by MRV Communications, Inc. with the SEC on July 3, 2017).

(d)(3)	Guaranty, dated as of July 2, 2017, between ADVA Optical Networking SE and MRV Communications, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by MRV Communications, Inc. with the SEC on July 3, 2017).

(d)(4)	Confidentiality Agreement, dated as of August 13, 2016, between ADVA Optical Networking SE and MRV Communications, Inc. (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by MRV Communications, Inc. with the SEC on July 17, 2017).

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(d)(5)	Amendment No. 1 to Rights Agreement, dated as of July 2, 2017, between MRV Communications, Inc. and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by MRV Communications, Inc. with the SEC on July 3, 2017).

(g)	Not applicable.

(h)	Not applicable.

* Previously filed with the Schedule TO

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